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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                           McCLATCHY NEWSPAPERS, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  579489-10-5
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                                 (CUSIP Number)

     Karole Morgan-Prager, Esq.
     General Counsel and Corporate Secretary
     McClatchy Newspapers, Inc.
     2100 Q Street
     P.O. Box 15779
     Sacramento, CA 95852
     Telephone:  (916) 321-1828
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 7, 1996
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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CUSIP No. 579489-10-5                  13D                    Page 2 of 9 Pages

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1.   NAME OF REPORTING PERSON                                 James B. McClatchy

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) / /

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                                              Not Applicable

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  / /

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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  NUMBER OF    7.   SOLE VOTING POWER                                  1,987,878
   SHARES
               -----------------------------------------------------------------
 BENEFICIALLY
  OWNED BY     8.   SHARED VOTING POWER                               10,878,865
    EACH
               -----------------------------------------------------------------
  REPORTING
   PERSON      9.   SOLE DISPOSITIVE POWER                             1,987,878
    WITH
               -----------------------------------------------------------------

               10.  SHARED DISPOSITIVE POWER                          10,878,865

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                                 12,876,743

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 / /

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
     ROW (11)                                                              65.4%

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14.  TYPE OF REPORTING PERSON                                                 IN

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CUSIP No. 579489-10-5                  13D                    Page 3 of 9 Pages

     James B. McClatchy hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission on February 1, 1990 (the "Initial Statement") and first amended on May 22, 1992 with respect to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc.:

Item 5.   Interest in Securities of the Issuer.(1)
------    ------------------------------------

     According to the most recently available quarterly report on Form 10-Q of McClatchy Newspapers, Inc., there are 6,829,765 shares of Class A Common Stock issued and outstanding.

     (a)  Amount beneficially owned:    12,876,743

          Percent of Class:             65.4%

     10,878,865 of the shares which are the subject of this Schedule 13D are beneficially owned pursuant to the provisions of (i) five trusts over which James B. McClatchy, William K. Coblentz, William Ellery McClatchy, William M. Roth and Erwin Potts share joint voting and dispositive power; (ii) the Will of Charles K. McClatchy, deceased, and Letters Testamentary issued pursuant thereto, by which James B. McClatchy and William K. Coblentz share joint voting and dispositive power; and (iii) three trusts over which James B. McClatchy, William K. Coblentz

--------------------

[FN]
     (1) This Amendment No. 6 is being filed solely for the purpose of correcting the number of shares owned by James B. McClatchy with sole voting power and in the aggregate as reported on Amendment No. 5 to the statement on
Schedule 13D of James B. McClatchy.


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CUSIP No. 579489-10-5                  13D                    Page 4 of 9 Pages

and William Ellery McClatchy share joint voting and dispositive power.

     The filing of this Amendment No. 6 shall not be construed as an admission that James B. McClatchy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such 10,878,865 shares.

     (b)  The number of shares as to which James B. McClatchy has:

          (i)  Sole power to vote or direct the vote:  1,987,878

          (ii)  Shared power to vote or direct the vote:  10,878,865

          (iii)  Sole power to dispose or direct the disposition of:
     1,987,878

          (iv)  Shared power to dispose or direct the disposition of:
     10,878,865

     The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

     (1)  -    Name:  WILLIAM K. COBLENTZ

          -    Residence or business address:

               222 Kearny Street, 7th Floor
               San Francisco, CA 94108

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such

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CUSIP No. 579489-10-5                  13D                    Page 5 of 9 Pages

               employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with offices located at 222 Kearny Street, San Francisco, CA 94108.

          - William K. Coblentz during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William K. Coblentz during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William K. Coblentz:  United States.

     (2)  -    Name:  WILLIAM ELLERY McCLATCHY

          -    Residence or business address:

               c/o McClatchy Newspapers, Inc.
               2100 Q Street
               P. 0. Box 15779
               Sacramento, CA 95852

          - Present principal occupation or employment and the name, principal business and address of any

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CUSIP No. 579489-10-5                  13D                    Page 6 of 9 Pages

               corporation or other organization in which such employment is conducted: Self-employed as a design architect with business address of 246 Sea Spray, Palm Beach, FL 33480.

          - William Ellery McClatchy during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William Ellery McClatchy during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William Ellery McClatchy: United States.

     (3)  -    Name:  WILLIAM M. ROTH

          -    Residence or business address:
               57 Post Street, Suite 812
               San Francisco, CA  94104-5027

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.


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CUSIP No. 579489-10-5                  13D                    Page 7 of 9 Pages

          - William M. Roth during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - William M. Roth during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of William M. Roth:  United States.

     (4)  -    Name:  ERWIN POTTS

          -    Residence or business address:

               McClatchy Newspapers, Inc.
               2100 Q Street
               P. 0. Box 15779
               Sacramento, CA  95852

          - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman of the Board, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

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CUSIP No. 579489-10-5                  13D                    Page 8 of 9 Pages

          - Erwin Potts during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          - Erwin Potts during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          -    Citizenship of Erwin Potts:  United States.

          (c)  None.

          (d)  Only those persons identified in Item 5(b) above.

          (e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

     None.

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CUSIP No. 579489-10-5                  13D                    Page 9 of 9 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 9, 1996.



                               By    /s/ James. B. McClatchy
                                  ----------------------------------------------
                                        James B. McClatchy